GENESIS DEVELOPMENT CAPITAL, LLC.
FINANCIAL STATEMENTS
For the Period of Formation (November 11, 2022)
Through December 31, 2022

TABLE OF CONTENTS

	Page No.
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Changes in Owner's Equity	3
Income Statement	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Board of Directors

Genesis Development Capital, LLC.

Atlanta, GA 30318

We have reviewed the accompanying financial statements of Genesis Development Capital, LLC. (A Limited Liability Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, equity and cash flows for the period from formation (November 11, 2022) through December 31, 2022, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Genesis Development Capital, LLC, and to meet other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Date: To Be Determined

GENESIS DEVELOPMENT CAPITAL, LLC.
Balance Sheet
As of December 31, 2022

	12/31/2022
ASSETS	
Current assets	$ -
Total Current Assets	$ -
Non-current assets	-
Total Non-current Assets	$ -
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities	$
Total Current Liabilities	$ -
Non-current Liabilities	$ -
Total Non-current Liabilities	$ -
TOTAL LIABILITIES	$ -
OWNER'S EQUITY	
Member Equity	-
Retained Earnings	-
TOTAL EQUITY	$ -
TOTAL LIABILITIES AND OWNER'S EQUITY	$ -

GENESIS DEVELOPMENT CAPITAL, LLC.
Statement of Equity
For the Period of Formation (November 11, 2022) Through December 31, 2022

	11/11/2022 - 12/31/2022	
EQUITY - BEGINNING	$	-
TOTAL	$	-
EQUITY - ENDING	$	-

GENESIS DEVELOPMENT CAPITAL, LLC.
Income Statement
For the Period of Formation (November 11, 2022)
Through December 31, 2022

	11/11/2022 - 12/31/2022
Revenue	$ -
Net Revenue	$ -
Expenses	$
Total Expenses	-
NET INCOME	$ -

GENESIS DEVELOPMENT CAPITAL, LLC.
Statement of Cash Flows
For the Period of Formation (November 11, 2022)
Through December 31, 2022

	11/11/2022 - 12/31/2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
(Increase) decrease from operating assets	-
Increase (decrease) from operating liabilities	-
Net cash provided by operating activities	$ -
CASH FLOWS FROM INVESTING ACTIVITIES	
	$ -
Net cash provided by investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITIES	$
Net cash used in financing activities	$ -
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ -
CASH AND CASH EQUIVALENTS, beginning of year	$ -
CASH AND CASH EQUIVALENTS, end of year	$ -

Interest Paid	$	-
Taxes Paid	$	-

See accompanying notes and accountant's review report

GENESIS DEVELOPMENT CAPITAL, LLC.
NOTES TO THE FINANCIAL STATEMENTS
For the Period of Formation (November 11, 2022)
Through December 31, 2022

NOTE A – THE ORGANIZATION

Nature of operations

Genesis Development Capital, LLC was created to find the best, highest volume, store locations for high credit national retail tenants by becoming an extension of their real estate team. The Company provides value to these retailers by outsourcing a variety of real property matters, including site selection, site development, and property management. After projects are developed, the Company will attempt to sell the project(s), which is the primary method of generating income for the Company. After liquidation of the project(s), the Managing Member intends to cease operations, and "wind up" the Company, at which point the Investors' Interests will be considered redeemed in full.

Revenue

For the period under review, November 11, 2022 – December 31, 2022, there was no revenue.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and cash equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. There are no cash equivalents as of December 31, 2022. The Company's cash balance is $0 at December 31, 2022

Revenue Recognition

Revenues consist primarily of monthly user fees, advertising and merchandise sales. The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers, which provides a five- step model for recognizing revenue from contracts with customers. Subscription revenue is recognized ratably over the term of the contract, taking into consideration expected refunds. The majority of the Company's subscriptions are 12 months or less in duration, though they do offer longer and life-time options.

The Company adopted ASC Topic 606 effective January 1, 2019; no transition adjustment was recognized. The implementation of ASC 606 had no material effect upon the Company's financial statements.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations, competition, or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2022, the Company is operating as a going concern.

The company intends to seek additional equity capital through a form C Crowdfunding offering. However, as circumstances change and further funding required, the company will determine the best options and make decisions based on information available at that time on the best funding initiatives. Like many businesses, the company faces challenges that are related to early-stage enterprises and securing capital. Other significant risks and uncertainties include failing to secure funding, competitor technology and general business conditions. These situations could affect the company's operations and financial condition.

The offering in consideration has a target amount of $500,000 by offering Common LLC/Membership Interests.

Taxes

Income Tax

The Company is taxed as an LLC and complies with FASB ASC 740 accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than- not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has no revenue for the period under review and does not have net operating losses or carryforwards and is not presently subject to any income tax audit in any taxing jurisdiction.

Sales Tax

Various states have may the right to impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising cost for the period under review is $0.

Capitalization Policy

Assets over $1,000 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies. Assets are depreciated along the following time frames: buildings 39 years, building improvements 39 years, equipment 5-7 years, computers furniture, and fixtures 3 years. Intangibles are amortized over a 3–15-year period dependent upon the type of intangible, its useful life and other factors on a case by case basis.

Research and Development Costs

Research and development costs, when incurred in developing, inventing, and testing, are expensed when incurred. There are no research and development expenses for the period of November 11, 2022 – December 31, 2022.

Recent Accounting Pronouncement

In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU

2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

Equity Offering Costs

The company accounts for equity offering costs in accordance with Accounting Standards Codification (ASC) 340, Other Assets and Deferred Costs. Prior to completion of an offering, costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholder's equity upon completion of the offering or to expense if the offering is not completed, or if it is an offering that does not provide equity immediately at completion (SAFEs).

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE D – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was formed in 2022 but had no transactions from inception to December 31, 2022. The Company's ability to continue as a going concern is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE E - DATE OF MANAGEMENT'S REVIEW

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 28, 2023, the date that the financial statements are available to be issued.